Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-248588), Form S-3 (No. 333-278874), and Form S-8 (333-255407 and No. 333-268860) of our report dated March 24, 2025, relating to the consolidated financial statements of Lixte Biotechnology Holdings, Inc. as of and for the years ended December 31, 2024 and 2023 (which report includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern), included in Lixte Biotechnology Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in such Registration Statements and related Prospectuses.

/s/ Weinberg & Company, P.A.

Los Angeles, California

March 24, 2025